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August 9, 2018

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc. (“Wheeler” or the “Company”)
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed August 1, 2018 by Stilwell Activist Investments, L.P. et al. (collectively, “Stilwell”)
Soliciting Material Pursuant to Rule 14a-12
Filed July 24 and 25, 2018 by Stilwell Activist Investments, L.P. et al.
File No. 001-35713

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated August 8, 2018 (the “Staff Letter”) with regard to the above-referenced Soliciting Material and Proxy Statement filed by Stilwell in connection with the 2018 annual meeting of stockholders of the Company (the “Annual Meeting”). We have reviewed the Staff Letter with our client, Stilwell, and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Soliciting Material Pursuant to Rule 14a-12

1.	A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for your belief that:
•	Stewart Brown “didn’t know better than to allow[] the approval of … an inherently conflicted loan.”
•	The directors did not recognize their duty was to the shareholders and not to Jon Wheeler.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 9, 2018

•	The “directors appear to have been dead asleep.”

Stilwell acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for each of the statements referenced above. Accordingly, Stilwell provides the Staff with the following supplemental support for each of the above-referenced statements.

In the July 24, 2018 letter to stockholders of the Company (the “Letter”), Stilwell describes Wheeler’s March 2018 announcement of a loss of $5.3 million on a $12 million loan to the Sea Turtle Marketplace Project (“Sea Turtle” or the “Sea Turtle Project”). According to Company filings, including the Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2018 and most recently, its preliminary proxy statement for the Annual Meeting filed with the SEC on August 3, 2018, the Company issued the loan for the partial funding of Pineland Station Shopping Center in Hilton Head, South Carolina to be known in the future as Sea Turtle Development, which, the Company further notes, is a related party since Jon Wheeler, the Company’s former CEO, is the managing member of and has an equity interest in, Sea Turtle. The Company’s Prospectus Supplement on Form 424B5 filed with the SEC on December 2, 2016 also disclosed that Mr. Wheeler is the general partner of Sea Turtle and that he personally guaranteed the $16 million construction loan that the Bank of Arkansas made to the Sea Turtle Project, which Stilwell references in the Letter.

Given the Company’s spotty disclosure on the Sea Turtle Project generally, Stilwell disclosed in the Letter that the project does not appear to have been owned by the Company, which is the reason Stilwell calls on the Company in the Letter to provide more disclosure. Rather, Sea Turtle seems to be owned by Mr. Wheeler. According to the meeting agenda for the Town of Hilton Head Island Town Council Meeting, relevant portions of which are attached hereto as Annex A, Sea Turtle, which was previously named Pineland Station, is owned by Pineland Associates II, LLC, c/o Wheeler Interests, Inc. According to the Company’s S-11 filed with the SEC on October 12, 2011, Wheeler Interests, Inc. is an “outside business” of Jon Wheeler. Pineland Associates II, LLC purchased the Pineland Station/Sea Turtle lot from the city in 2014 and Jon Wheeler was listed as the signatory of the agreement on behalf of Pineland Associates (see Annex A).

Setting aside Stilwell’s concerns regarding the lack of adequate disclosure surrounding the Sea Turtle Project generally and the loss of $5.3 million on the loan, Stilwell is deeply concerned that the Board approved such an inherently conflicted loan that seems to have fostered the former CEO’s business activities rather than the interests of the Company. Further, Wheeler made the $12 million junior loan to the Sea Turtle Project, and inexplicably, it does not appear as if the Board got Mr. Wheeler’s personal guarantee on this junior loan (the place where the guarantee was needed), as noted in the Letter.

Stilwell further advises the Staff on a supplemental basis that both Jon Wheeler and the former Director of Investor Relations at Wheeler, Laura Nguyen, contacted Stilwell after the Letter was filed with the SEC to confirm the loan structure and added that there was an additional $4 million senior loan from the Bank of Arkansas that came before the Board’s junior loan.

August 9, 2018

For the aforementioned reasons, Stilwell questions how the Board could approve such an inherently conflicted loan, which was effectively a loan from the Company for the former CEO’s outside project, which Stilwell reiterates resulted in a loss of $5.3 million to the Company. Accordingly, Stilwell believes the Board’s approval of such a conflicted loan provides adequate support for the above-referenced statements in the Letter.

More specifically, Stilwell asked in the Letter whether it was “possible” that Stewart Brown “didn’t know better than to allow the approval of such an inherently conflicted loan” given the fact that he was a member of the Board that approved the loan and was placed on the Board by supposed real estate experts. The loan not only resulted in a material loss to the Company but was for the benefit of the (former) CEO’s outside interests and therefore, gives Stilwell reason to question whether the directors conducted adequate due diligence and exercised objectivity in approving such a loan. For these reasons, Stilwell also questions in the Letter whether the directors recognized that their duty was to the shareholders and not to Jon Wheeler. Directors are required to act in the best interest of the Company and its stockholders, not for the benefit of senior executives. Yet the Board approved an inherently conflicted loan that cost the Company millions. Further, given that such an inherently conflicted loan was approved by the Board, Stilwell also expressed its belief that the directors “appear to have been dead asleep1” – since the scenario described in the Letter shows that they were not paying attention to their duties, which ultimately resulted in a $5.3 million loss to the Company.

Lastly, Stilwell respectfully advises the Staff that the above-referenced statements are Stilwell’s opinions on the directors’ behaviors/actions, which Stilwell makes clear in the Letter via use of the terms “possible” and “appear” and/or by posing questions to stockholders rather than making outright allegations.

Preliminary Proxy Statement on Schedule 14A

Reasons for the Solicitation, page 2

2.	A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for the following statement:
•	“[W]e have little confidence that the Board, as currently composed, has the objectivity and commitment to take the steps necessary to maximize value for the common stockholders at Wheeler.”

Stilwell acknowledges the Staff’s comment and respectfully believes that a factual foundation exists for the above-referenced statement. Accordingly, Stilwell provides the Staff with the following supplemental support for this statement.

1 According to the Merriam-Webster online dictionary, the definition of “asleep” includes: (1) being in a state of sleep, (2) dead, (3) lacking sensation and (4) (a) inactive, dormant and (b) not alert, indifferent (emphasis added).

August 9, 2018

As detailed in the Proxy Statement, the Board has overseen a material decline in the Wheeler common stock price and permitted the former CEO Jon Wheeler to continue to lead the Company despite the Company’s significant underperformance (see the stock price performance charts on pages 2 and 3 of the Proxy Statement). Stilwell questions how it took over five years for the Board to recognize Mr. Wheeler’s shortcomings, and importantly, it questions whether the Board would have finally removed Mr. Wheeler (announced by the Company on January 30, 2018) if Stilwell had not publicly called for his removal two weeks prior to that (on January 17, 2018).

A “committed” Board is one that is willing to act proactively rather than reactively in addressing accountability and performance issues. An “objective” Board is one that is willing to stand up to management and the CEO rather than wait five years to take action (and only after stockholder pressure) as the Wheeler common stock price continued to materially decline. Importantly, an “objective” and “committed” Board is one that is willing to act in the best interests of stockholders at all times, including by proactively seeking ways to maximize value for stockholders.

In addition, the Proxy Statement details Stilwell’s concerns with the Board’s elimination of the dividend on Wheeler’s common shares and the issuance of 1.4 million shares of Series D, $25 Convertible Preferred Stock at an $8.50 discount to face value, which resulted in an immediate destruction of more than $12 million dollars for the common stockholders. Notably, Institutional Shareholder Services Inc. (“ISS”), one of the leading proxy voting advisory firms, recommended that stockholders “WITHHOLD” on the election of every director up for re-election (other than John Sweet, who was a new director candidate at that time) at the Company’s 2017 Annual Meeting because the Board unilaterally approved a significant increase in the Company's authorized shares of preferred stock, without putting the matter to a stockholder vote. ISS found this concerning “as shareholders should have the right to opine on matters that could affect their voting power and economic position at the [C]ompany.”

The Board similarly ignored ISS’ concerns with the Company’s corporate governance. ISS recommended that stockholders “WITHHOLD” on the re-election of the members of the Company’s Nominating and Corporate Governance Committee at the 2017 Annual Meeting given stockholders’ inability to amend the Bylaws, which ISS noted “is a fundamental right” and that eliminating this right “represents a material diminution of shareholders’ rights and a material governance failure.” Despite this recommendation, stockholders are still not permitted to amend the Bylaws. A Board that gives itself the exclusive right to amend the Bylaws is not a Board that is committed to representing stockholders’ best interests. Instead, this Board appears committed to maintaining the status quo and preserving their seats. This is further evidenced by certain other stockholder-unfriendly provisions of the Company’s corporate governance documents, including that stockholders (i) must obtain a prohibitively high supermajority vote to amend certain provisions in the Company’s Articles, (ii) can only act by unanimous written consent and (iii) can only remove directors for cause (which is a high standard to meet) and by a supermajority vote, thereby severely limiting the ability of stockholders to seek effective change at Wheeler.

Reference is also made to Stilwell’s responses above, which describe the related party loan the Board approved for the Sea Turtle Project, which ultimately benefited Mr. Wheeler’s outside interests. Not only does the Board’s approval of such an inherently conflicted loan raise concerns with respect to the directors’ duties to stockholders as noted above, but it demonstrates their inability to act objectively and free from management influence.

August 9, 2018

For the above-referenced reasons, Stilwell believes the Board has not been an effective steward of common stockholder capital and management accountability and that its collective actions (or inaction as the case may be) demonstrate that the Board does not have the objectivity and commitment to take the steps necessary to maximize value for the common stockholders at Wheeler.

Incorporation by Reference, page 16

3.	We note the omission of information in reliance on Rule 14a-5(c). Please confirm that the participants will amend the proxy statement and disseminate a supplement if they elect to send a proxy statement to security holders without the registrant having previously furnished its proxy statement to each person solicited. We believe the participants may not rely on Rule 14a-5(c) before the registrant furnishes its proxy statement.

Stilwell acknowledges the Staff’s comment and advises the Staff that it intends on distributing its proxy statement as soon as the Staff has notified Stilwell that it has been cleared to file its definitive proxy statement. If the Company has not filed its proxy statement by the time Stilwell files its definitive proxy statement, Stilwell understands that it will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and hereby confirms that it will subsequently provide any omitted information in a supplement to its proxy statement after the information has been made public by the Company. Stilwell will also make it clear in its definitive proxy statement that it will supplement the proxy statement to include any omitted information that has not yet been made public by the Company.

August 9, 2018

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan Reda, Esq.

Meagan Reda, Esq.

cc: Meagan Parisi, The Stilwell Group

August 9, 2018

Annex A

See Attached Meeting Agenda